Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

03032979

SUPPL

03 OCT 28 AM 7:21

GF.0093.03
Lima, October 23, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following as an Important Event:

Notice of the Board of Directors' Meeting will be held on Wednesday, October 29, 2003, in our offices located in Av. Carlos Villaran 508 Of. 301 Santa Catalina La Victoria, in order to deal with the following matter:

- Application of partial earnings corresponding to the Fiscal Year 2003.

Regarding this distribution of profits, it will be proposed that Cementos Lima S.A. pays a dividend for a total amount of US$ 5'003,608.27 against the 2003 partial earnings, represented by 36'926,629 voting shares (nominal value S/. 10.00 Nuevos Soles each) and 47'701,066 investment shares (nominal value S/.1.00 Nuevos Soles each) of the paid up capital of the company.

Dividend per Common Share	US$ 0.12
Dividend per Investment Share	US$ 0.012

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Truly yours,
Alvaro Morales
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

dlw 10/30

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293